                                                              Exhibit 26(d)(13)

Income Protection Agreement

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions. This agreement is effective as of the original policy date of this policy.

What does this agreement provide?

This agreement allows you the right to direct us to provide for all, or a part, of the policy's death proceeds to be paid in installment payments. The death proceeds paid in installment payments under this agreement are an irrevocable settlement option. The death proceeds to which this agreement applies are the death proceeds of the policy at the time of the insured's death, including any additional insurance on the insured's life provided by any term insurance agreement, but excluding any additional insurance on the insured's life provided by other agreements.

How do we determine the installment payments made under this agreement?

The installment payments are determined by the frequency and number of installment payments you chose on the application, the Settlement Option Guaranteed Interest Rate shown on the policy data pages, and the amount of the death proceeds that will be paid out in installments. We determine the amount of death proceeds to be paid out in installment payments by calculating an income protection agreement (IPA) amount and multiplying it by the installment percentage you chose on the application.

What is the IPA amount?

The IPA amount is the amount by which the death proceeds payable under this agreement are defined. The IPA amount shown on the policy data pages is equal to the face amount of the policy plus any term insurance agreement amount on the insured's life.

What percentage of the IPA amount can be paid in installments?

You may choose from the minimum IPA percentage amount shown on the policy data pages up to a maximum of 100% of the IPA amount that may be designated as installment payments.

When must you choose how the IPA amount will be paid under this agreement?

When you apply for this policy, you must choose what percentage of the IPA amount is subject to payment as a lump sum, and what percentage is subject to payment in installments.

You must also choose the frequency of the payments during the installment period.

What is the number of installment payments?

The number of years of installment payments is chosen by you on your application subject to a minimum of 10 years and a maximum of 30 years. Installment payments also cannot extend beyond the policy anniversary nearest the insured's age 95. The final installment payment may be earlier if you have provided that direction on your application.

What is the limitation on the frequency of installment payments?

Installment payments may be paid annually or monthly. Once you choose the frequency of payments, you cannot change that frequency.

What happens to the IPA amount if you change your face amount or term insurance amount?

If you change your face amount or term insurance amount, we will automatically increase or decrease the IPA amount accordingly.

Can you change the IPA amount percentages of lump sum and installment payments?

Yes. If you are increasing the face amount of the policy, you may also request the IPA amount percentages of lump sum and installment payments be changed. However, you must provide evidence of good health satisfactory to us, and we must approve your request.

How will I know the death proceeds that are payable under this agreement?

The lump sum percentage and amount as well as the installment percentage and amount are shown on the policy data pages. In addition, the frequency of the installment payments and the number of installment payments are shown on the policy data pages.

If, at the insured's death, the portion of the death proceeds payable under this agreement differs from the IPA amount shown on the policy data pages, the lump sum amount and installment amount will be adjusted proportionately.

Will the beneficiary receive a confirmation of the payments?

Yes. Upon proof of the death of the insured, we will send the beneficiary at the address we have on record a confirmation of the scheduled installment payments. All installment payments provided by this agreement will be paid to the beneficiary of the policy pursuant to the beneficiary provision of the policy.

Some portion of each installment payment may be taxable as interest income and will be reported to the beneficiary on applicable IRS forms.

12-302     Income Protection Agreement        Minnesota Life Insurance Company

What is the impact of this agreement on the policy?

The company, at its own discretion, may assess a lower cost of insurance charge against the policy's accumulation value. This lower cost of insurance charge is not guaranteed and may change at any time.

If the cost of insurance charge is lowered, it will never be less than zero.

In addition, the death proceeds paid as installment payments under this agreement are an irrevocable settlement option and cannot be changed at the death of the insured.

Is there a charge for this agreement?

No. There is no charge for this agreement.

Will this agreement change the policy's death proceeds?

No. This agreement does not change the policy's death proceeds. This agreement applies only to how the death proceeds will be paid.

What if a beneficiary of the policy dies before the end of the installment period?

If a beneficiary dies before their share of the policy's death proceeds are paid in full, we will continue the installment payments to the successor beneficiary shown in our records. A successor beneficiary is the person designated by the beneficiary to receive the remaining death benefit proceeds, if any, upon the beneficiary's death. If no successor beneficiary is named, or if no successor beneficiary is living at the time of the beneficiary's death, we will pay the entire commuted value to the estate of the deceased beneficiary.

Is this agreement subject to the incontestability and suicide provisions of the policy?

Yes. Those provisions apply to this agreement.

When does this agreement terminate?

This agreement will terminate on the earlier of:

    (1)the date when your policy terminates or is surrendered; or

    (2)the death of the insured; or,

    (3)the termination date shown on the policy data pages.

Can this agreement be reinstated?

Yes. If the policy to which this agreement is attached is reinstated in accordance with its provisions, this agreement must also be reinstated provided that the policy anniversary nearest the insured's age 95 has not occurred.

                /s/ Dennis E. Prohofsky  /s/ Robert L. Senkler
                       Secretary              President]